UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38208

Dragon Victory International Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of Dragon Victory International Limited’s 2022 Annual General Meeting

At the 2022 annual general meeting of shareholders of Dragon Victory International Limited (the “Company”) held on March 24, 2022, at 9:30 p.m., Eastern Time, the shareholders of the Company approved and adopted the following resolutions:

1.	To re-elect Mr. Limin Liu as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Wei Wang as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Mr. Bin Liu as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Wenbing Wang as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Ms. Jingxin Tian as a director of the Company to hold office until the next annual general meeting;
6.	To re-elect Mr. Kim Fung Lai as a director of the Company to hold office until the next annual general meeting;
7.	To re-elect Mr. Sen Lin as a director of the Company to hold office until the next annual general meeting;
8.	To re-elect Mr. Bingzhong Wang as a director of the Company to hold office until the next annual general meeting;
9.	To re-elect Mr. Ming Ni as a director of the Company to hold office until the next annual general meeting;
10.	To authorize the board of directors of the Company (the “Board of Directors”) to fix the remuneration of the directors; and
11.	To approve, ratify, and confirm the re-appointment of WWC, P.C. as the Company’s independent auditors for the fiscal year ending March 31, 2022, and to authorize the Board of Directors to fix their remuneration.

A total of 11,834,576 votes, representing 50.15% of the votes exercisable as of February 11, 2022, the record date, were present in person or by proxy at the 2022 annual general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Re-election of Limin Liu	11,581,441	251,719	1,416
Re-election of Wei Wang	11,580,446	252,714	1,416
Re-election of Bin Liu	11,580,398	252,762	1,416
Re-election of Wenbing Wang	11,579,398	253,762	1,416
Re-election of Jingxin Tian	11,581,443	251,717	1,416
Re-election of Kim Fung Lai	11,580,447	252,713	1,416
Re-election of Sen Lin	11,581,439	251,717	1,420
Re-election of Bingzhong Wang	11,580,444	252,712	1,420
Re-election of Ming Ni	11,580,439	252,717	1,420
Fixing the remuneration of directors	11,581,047	252,113	1,416
Re-appointment of WWC, P.C.	11,585,194	248,866	516

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: March 25, 2022	By:	/s/ Limin Liu
	Name:	Limin Liu
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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